

August 31, 2021

Ari Segal
Chief Executive Officer
Games & Esports Experience Acquisition Corp.
7381 La Tijera Blvd.
P.O. Box 452118
Los Angeles, CA 90045

> **Re: Games & Esports Experience Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 11, 2021**
> **CIK No. 0001856774**

Dear Mr. Segal:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary
Summary Financial Data, page 40

1. We note your response to our prior comment 2. Please explain how you applied the guidance in Item 506 of Regulation S-K when preparing your dilution calculation. Specifically, given your application of ASC Topic 480-10-S99-3A, please explain to us how your dilution table meets the requirement to disclose the net tangible book value per share after the distribution.

   You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Michael Heinz